Filed by Sawai Pharmaceutical Co., Ltd.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: Sawai Pharmaceutical Co., Ltd. (File Number: 132-02835)

Dated July 28, 2020

July 28, 2020

Company Name:	Sawai Pharmaceutical Co., Ltd.
Representative:	Kenzo Sawai President, Representative Director
(Code No.: 4555, TSE, 1st Section)
Contact:	Yasushi Kora General Manager, Public Relations & Investor Relations Office
(TEL: +81-6-6105-5823)

Notice of Transition to a Holding Company Structure through Sole-Share Transfer and Establishment of the Record Date for Convocation of an Extraordinary General Meeting of Shareholders

Please be advised that, at the Board of Directors’ meeting held today, Sawai Pharmaceutical Co., Ltd. (the “Company”) resolved to incorporate, as of April 1, 2021 (tentative date), a holding company (wholly owning parent company) called SAWAI GROUP HOLDINGS Co., Ltd. (the “Holding Company”) through sole-share transfer by the Company (the “Share Transfer”), by taking the prescribed procedures, including adopting a resolution for approving the same at the extraordinary general meeting of shareholders planned to be held on December 21, 2020 (the “Extraordinary General Meeting”), as well as to establish the record date for convocation of the Extraordinary General Meeting, as further described below.

Please note that since the Share Transfer is implemented through sole-share transfer by the Company, which is a listed company, disclosure of the matters and particulars is partially omitted.

I. Transition to a Holding Company Structure through the Share Transfer

1.	Outline of the Share Transfer
(1)	Background of the Share Transfer

In Japan, because of the rapid acceleration of the declining birthrate and aging of the population, and the increase of national medical expenditure resulting therefrom, the financial condition of the national health insurance system has become increasingly severe year by year. Under such circumstances, the national government has been promoting the use of generic drugs in an attempt to optimize medical services (i.e., reduction of medical expenses) without degrading the quality of medical care. Consequently, the national government’s goal, namely, to increase the quantity share of generic drugs to 80% or more, will possibly be achieved during the current fiscal year, and the Company believes that generic drugs will continue to be essential for medical services.

At the same time, however, the national government’s policy under the “Drastic Reform of Drug Pricing System” is to implement measures to gradually reduce the National Health Insurance (NHI) prices of original drugs (long-term listed drugs) for which generic drugs have been on the market for more than 10 years, based on the NHI prices of such generic drugs, as well as to revise the NHI prices every year. Such policy will consequently encourage restructuring and consolidation of companies in the pharmaceutical industry. In addition, the national government presented a general concept for the “Plan for Extension of Healthy Life Expectancy” and “Medical/Welfare Service Reform Plan” to ensure “realization of society where everyone can live active and healthy lives for longer years” as a future vision for 2040, and thereby aims to realize a society of healthy longevity not only through medical services under a narrow definition, but also by taking measures for pre-symptomatic disease/prevention, carrying out data health reform or other actions. Therefore, in the future, greater emphasis will be placed on prevention and self-management with respect to chronic diseases, and accordingly people’s understanding about health and medical care is thought to change drastically. Furthermore, in the process to realize “Society 5.0,” which is the concept of the future society advocated by the national government, the market structure will undergo rapid change in various fields, which is expected to stimulate conversion of business models in many industries.

To ensure the continuous growth of the Company’s group, under this vision of the future, it is essential to build new businesses which quickly respond to the needs of the time, while further reinforcing existing business conducted mainly in Japan and the United States. To achieve this goal, the Company determined that the transition to a holding company structure is the most appropriate measure to take.

(2)	Purpose of the Transition to a Holding Company Structure

The Company’s group will consummate the transition to a holding company structure for the purposes described below:

(i)	Acceleration of Strategic Alliance

The Company announced it would “build an intra-industry network through potential strategic alliances” in its current Medium-Term Business Plan (M1 TRUST 2021). The Company will be able to flexibly and promptly realize strategic alliances, including M&A, through the transition to a holding company structure.

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(ii)	Building a System for Promptly Developing New Businesses

With respect to the development of new businesses which should become the core businesses of the Company along with the generic drug business, the Company believes that it is possible to develop such new businesses more swiftly and efficiently under a holding company structure rather than developing such new businesses within the generic drug business company. Under a holding company structure, new businesses are less likely to be affected by the interests of a particular business or division and management decisions are made from an optimal point of view to improve corporate value of the entire group. In addition, the existing generics drug company can efficiently manage its own business by leaving the decision making for new businesses to an independent management entity.

(iii)	Separation of the Management/Supervision of the Group from Execution of Operations

The Company’s group has been employing the executive officer system to separate management’s decision-making function from its operation-executing function to promote rapid and efficient decision-making. The Company believes that the transition to a holding company structure will further reinforce its governance system and facilitate rapid and efficient execution of operations.

(iv)	Development of Personnel to Manage the Company’s Group

With respect to cultivation of talented personnel, it will be possible to train them in a short period to become the next generation of personnel to manage the Company’s group, by providing them with not only experience in the existing business or a particular division, but also with management experience at a business company under the holding company. This will contribute to continuous improvement of the corporate value of the Company’s group.

(3)	Steps to Consummate the Transition to a Holding Company Structure

The Company plans to consummate the transition to a holding company structure in two steps as described below.

[Step 1: Incorporation of the Holding Company through Sole-Share Transfer]

By incorporating the Holding Company as of April 1, 2021 through the Share Transfer, the Company will become a wholly owned subsidiary of the Holding Company.

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[Step 2: Structure after Incorporation of the Holding Company]

The Company plans to conduct a reorganization such that the Company’s subsidiary companies will be subsidiary companies of the Holding Company. The Company will announce the particulars and the time of such reorganization once they are determined.

2.	Summary of the Share Transfer
(1)	Schedule of the Share Transfer
July 28, 2020	Board of Directors’ meeting for approval of the share transfer plan
September 15, 2020	Public notice of the record date for the Extraordinary General Meeting
September 30, 2020	Record date for the Extraordinary General Meeting
December 21, 2020 (tentative date)	Extraordinary General Meeting for approval of the share transfer plan
March 30, 2021 (tentative date)	Date of delisting of the shares of the Company
April 1, 2021 (tentative date)	Date of registration of incorporation of the Holding Company (effective date)
April 1, 2021 (tentative date)	Date of listing of the shares of the Holding Company

Note: The above schedule may be changed if the necessity for such change arises in the procedures for the Share Transfer or for any other reason.

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(2)	Method of the Share Transfer

The Share Transfer will be implemented through sole-share transfer by the Company, whereby the Company will be a subsidiary company resulting from the Share Transfer, and the Holding Company will be the wholly owning parent company incorporated in the Share Transfer.

(3)	Particulars of the Allotment Relating to the Share Transfer (Share Transfer Ratio)
Company	SAWAI GROUP HOLDINGS Co., Ltd. (wholly owning parent company: Holding Company)	Sawai Pharmaceutical Co., Ltd. (wholly owned subsidiary company: Company)
Share Transfer Ratio	1	1
(i)	Share transfer ratio

Shares of the of the Holding Company will be allotted and delivered to those who are shareholders of the Company as of the point in time immediately preceding the acquisition of all of the issued and outstanding shares of the Company by the Holding Company through the Share Transfer (the “Base Time”), at the ratio of one (1) share of common stock of the Holding Company per one (1) share of the common stock of the Company held by such shareholders.

(ii)	Number of shares constituting one unit of shares

The Holding Company will adopt the share unit system, under which one hundred (100) shares shall constitute one unit of shares.

(iii)	Basis of calculation of the share transfer ratio

The Share Transfer is a scheme to incorporate a wholly owning parent company through sole-share transfer by the Company, and there is no difference between the shareholder composition of the Company at the time of the Share Transfer and that of the Holding Company upon implementation of the Share Transfer. Based on such circumstances, by placing the highest priority on avoiding causing any disadvantage to the shareholders, one (1) share of common stock of the Holding Company will be allotted per one (1) share of common stock of the Company held by the shareholders.

(iv)	Results of valuation by a third party institution, and the method and grounds thereof

As described in (iii) above, since the Share Transfer is implemented through sole-share transfer by the Company, valuation of its shares by a third party valuation institution was not conducted.

(v)	The number of new shares to be delivered through the Share Transfer (tentative number)

43,782,739 shares of common stock

The number of the new shares stated above is based on the total number of the issued and outstanding shares of the Company as of March 31, 2020, i.e., 44,082,388 shares. If the total number of issued and outstanding shares of the Company varies before the Share Transfer takes effect, the above number of the new shares to be delivered by the Holding Company will vary. With respect to the treasury shares held by the Company as of the Base Time, the same number of shares of common stock of the Holding Company will be allotted and delivered therefor. However, the Company is planning to cancel such treasury shares before the Share Transfer takes effect, to the extent that such cancellation is practically possible. Therefore, in the above calculation, 299,649 treasury shares held by the Company as of March 31, 2020 are excluded from the shares subject to the delivery of new shares. In addition, if the number of treasury shares of the Company varies from that as of March 31, 2020 prior to the Base Time due to exercise by any shareholder of the Company of the appraisal right, or any other similar event, the number of new shares to be delivered by the Holding Company may vary.

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(4)	Handling of Stock Acquisition Rights and Bonds with a Stock Acquisition Right upon the Share Transfer

To each holder of stock acquisition rights issued by the Company, stock acquisition rights of the Holding Company under terms and conditions equivalent to those of the stock acquisition rights of the Company will be delivered and allotted in exchange therefor, in the same number as the stock acquisition rights of the Company held by such holder. The Company has not issued any bonds with a stock acquisition right, and therefore, there are no relevant bonds with a stock acquisition right.

(5)	Matters Concerning the Application for Listing of the Holding Company

The Company is planning to apply for new listing (by way of technical listing) of the shares of common stock of the newly incorporated Holding Company to the first section of the Tokyo Stock Exchange, and the scheduled date of such listing is April 1, 2021. In addition, since the Company will be a wholly owned subsidiary company of the Holding Company as a result of the Share Transfer, the Company will be delisted on March 30, 2021, prior to the listing of the Holding Company. The date of delisting may change since it is decided in accordance with the rules of the Tokyo Stock Exchange.

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3.	General Information of the Subject Company of the Share Transfer

(As of March 31, 2020)

(1)	Name	Sawai Pharmaceutical Co., Ltd.
(2)	Location	5-2-30, Miyahara, Yodogawa-ku, Osaka
(3)	Title and Name of the Representative	Kenzo Sawai, President, Representative Director (as of June 30, 2020)
(4)	Businesses

1.       Manufacture and sale, and export and import, of pharmaceutical products;

2.       Manufacture and sale of auxiliary medical items;

3.       Manufacture and sale of food;

4.       Manufacture and sale of cosmetics;

5.       Sale of industrial chemicals (including poisonous and deleterious substances) and measuring instruments;

6.       Opening of drug stores and publishing business;

7.       Sale and purchase, leasing, and management of real estate; and

8.       Any and all businesses relating to any of the foregoing.

(5)	Stated Capital	41,199 million yen
(6)	Date of Incorporation	July 1, 1948
(7)	Number of Issued and Outstanding Shares	44,082,388 shares
(8)	Fiscal Year End	March 31 of every year
(9)	Number of Employees	3,066
(10)	Major Business Customers	MEDICEO Corporation, Alfresa Corporation
(11)	Major Business Banks	Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd., and Mizuho Bank, Ltd.
(12)	Major Shareholders and Shareholding Ratios (as of March 31, 2020)	The Master Trust Bank of Japan, Ltd. (trust account)	6.35%
		Japan Trustee Services Bank, Ltd. (trust account)	5.62%
		Japan Trustee Services Bank, Ltd. (trust account 9)	3.40%
		Sawaken Co., Ltd.	2.27%
		Mitsuo Sawai	2.17%
		Kenzo Sawai	1.95%
		Japan Trustee Services Bank, Ltd. (trust account 5)	1.91%
		BNP PARIBAS SECURITIES SERVICES LUXEMBOURG/JASDEC SECURITIES/UCITS ASSETS	1.58%
		THE BANK OF NEW YORK MELLON 140042	1.57%
		JP MORGAN CHASE BANK 385151	1.57%
(13) Operating Results and Financial State of the Last Three Fiscal Years
Fiscal Year	FY ended in Mar. 2018 (consolidated)	FY ended in Mar. 2019 (consolidated)	FY ended in Mar. 2020 (consolidated)
Total equity	202,441	223,204	233,686
Total assets	358,453	372,889	384,814
Equity attributable to owners of the parent per share (yen)	4,143.15	4,551.50	4,796.40
Net sales	168,068	184,341	182,537
Operating income	22,209	25,798	26,793
Profit before tax	20,251	25,666	26,497
Profit attributable to owners of the parent company	14,017	19,376	19,279
Basic earnings per share (yen)	360.49	442.62	440.37
Dividends per share (yen)	130.00	135.00	130.00

(Millions of yen; except for the items otherwise specified)

Note: With respect to the shares held by Kenzo Sawai described in the above item (12) (Major Shareholders and Shareholding Ratios), a trust agreement for the purpose of the management thereof is executed. The name of the holder of such shares in the shareholder register is “SMBC Trust Bank, Ltd. as a trustee of regulated securities in Trust.”

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4.	General Information of the Company Newly Incorporated through the Share Transfer (Holding Company) (tentative)
(1)	Name	SAWAI GROUP HOLDINGS Co., Ltd.
(2)	Location	5-2-30, Miyahara, Yodogawa-ku, Osaka
(3)	Title and Name of the Representative	To be determined
(4)	Businesses

1.       To hold shares or equity in domestic and/or overseas companies engaging in any business relating to medical and healthcare services, including manufacture and sale of pharmaceutical products and/or medical equipment, as well as various businesses incidental or relating to the same, and thereby manage business activities of such companies and provide management support or guidance to such companies;

2.       To perform, on commission, the operations of any companies in which the Holding Company holds shares or equity, such as management affairs, planning/public relations activities or the like, in whole or in part; and

3.       To carry out any and all lawful businesses incidental or relating to any of the foregoing.

(5)	Stated Capital	10 billion yen
(6)	Date of Incorporation	April 1, 2021
(7)	Fiscal Year End	March 31 of every year
(8)	Directors and Audit & Supervisory Board Members

Director: Mitsuo Sawai

Director: Kenzo Sawai

Director: Kazuhiko Sueyoshi

Director: Toru Terashima

Director: Masatoshi Ohara

Director: Nowomi Todo

Audit & Supervisory Board Member: Tadao Tsubokura

Audit & Supervisory Board Member: Takanobu Tomohiro

Audit & Supervisory Board Member: Junichi Hirano

Substitute Audit & Supervisory Board Member: Satoshi Soumi

Substitute Audit & Supervisory Board Member: Yoshitsugu Nishimura

(9)	Net Assets	To be determined
(10)	Total Assets	To be determined
Note:	The particulars of the above items (3) (Title and Name of the Representative), (9) (Net Assets) and (10) (Total Assets) will be announced once they are determined.
5.	Outline of Accounting Treatment

As the Share Transfer falls under a “transaction under common control” in terms of business accounting, it has no effect on profit and loss. Also, no goodwill will be generated through the Share Transfer.

6.	Future Prospects

The Company will become a wholly owned subsidiary company of the Holding Company through the Share Transfer. Accordingly, the business results of the Company will be reflected in the consolidated business results of its wholly owning parent company, i.e., the Holding Company. The effect caused by the Share Transfer to the business results will be minor.

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II. Record Date for Convocation of the Extraordinary General Meeting

1.	Record Date and Other Matters Relating to the Extraordinary General Meeting

The Company sets September 30, 2020 as the record date for determining the shareholders entitled to exercise their votes at the Extraordinary General Meeting planned to be held on December 21, 2020. Shareholders entered or recorded in the last shareholder register as of September 30, 2020 shall be the shareholders entitled to exercise their votes at the Extraordinary General Meeting.

(1) Record Date: September 30, 2020 (Wed)

(2) Date of Public Notice: September 15, 2020 (Tue)

(3) Method of Public Notice: By electronic means (to be posted on the Company’s website)

https://www.sawai.co.jp/company/ir/

2.	Matters to Be Resolved and Other Related Matters

The details of the Extraordinary General Meeting, such as matters to be resolved, shall be announced promptly once they are determined.

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Additional Information and Where to Find It

Sawai Pharmaceutical Co., Ltd. (the “Company”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the sole-share transfer (the “Share Transfer”) that is expected to be conducted as part of the Transition. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Company prior to the shareholders’ meeting of the Company at which the Share Transfer will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the Company, the Share Transfer and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Transfer carefully before they make any decision at the shareholders’ meeting with respect to the Share Transfer. Any documents filed with the SEC in connection with the Share Transfer will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact below.

Sawai Pharmaceutical Co., Ltd.

5-2-30 Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

Telephone: +81-6-6105-5823 (IR Direct)

Attention: Mr. Yasushi Koura, Head of Public Relations & Investor Relations Division

Forward-Looking Statements

This material contains forward-looking statements that reflect the plans and expectations of the Company (including its consolidated subsidiaries). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

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These factors include, but are not limited to:

(i)	changes in, or failure to comply with, laws and regulations relating to the Company’s business activities;
(ii)	cancellations or other changes regarding regulatory approvals or permissions required for the Company to operate as a pharmaceutical company;
(iii)	changes in government policies concerning drug prices or public spending on pharmaceutical products;
(iv)	claims or other legal proceedings being brought against the Company for any alleged intellectual property infringement;
(v)	the effects of competition;
(vi)	incidents leading to product recalls by, or product liability claims, against the Company;
(vii)	natural disasters, industrial accidents, epidemics or other catastrophic events;
(viii)	additional risks faced by the Company as a result of operating internationally;
(ix)	risks relating to its recent acquisition of Upsher-Smith Laboratories, LLC, including the risk of impairment losses;
(x)	data breaches or other disruption or harm to the information technology systems of the Company or its third-party service providers;
(xi)	changes in the economic and financial conditions that affect the pharmaceutical industry, the Company, the Company’s business partners or suppliers; and
(xii)	the outcome of any ongoing or future litigation or legal proceedings, including governmental investigations, against the Company or any of its subsidiaries.

Investors are advised to consult any further disclosures by the Company (or the post-transaction group) in its subsequent domestic filings in Japan and filings with the SEC.

End.

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